UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 2012

ROSETTA GENOMICS LTD.

(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation)

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Ö Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

Reference is made to the Report on Form 6-K filed by Rosetta Genomics Ltd. (the “Company”) on January 30, 2012 (the “January Form 6-K”), which is incorporated herein by reference. The Company and the Lender have agreed to extend the deadline for execution of the License Agreement from February 29, 2012 to 4:00 p.m. EST on March 7, 2012. Capitalized terms used herein and not otherwise defined have the meaning set forth in the January Form 6-K.

The information contained in this Report (including the Exhibits) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: March 1, 2012	By:	/s/ Kenneth A. Berlin

Kenneth A. Berlin CEO and President